EXHIBIT 99.1

News Release



Contact: Corporate Communications
Phone: (713) 324-5080
Address: 1600 Smith Street, Houston, TX 77002

<u>EXPRESSJET REPORTS SEPTEMBER 2002 PERFORMANCE</u>

HOUSTON, Oct. 1, 2002 – ExpressJet Holdings (NYSE: XJT) today announced increased traffic and capacity in September 2002 for its Continental Express operating fleet.

During the month, ExpressJet flew 307.8 million revenue passenger miles (RPMs), up 57.8 percent versus September 2001. Capacity increased 35.6 percent to 508.4 million available seat miles (ASMs) in September 2002, compared with September 2001. ExpressJet's load factor increased to 60.5 percent in September 2002, an 8.5 points improvement over September 2001. Also in September, ExpressJet accomplished a 99.9 percent controllable completion factor, which excludes cancellations due to weather and air traffic control.

Other activities in September included the start of all-jet flying at Baton Rouge, La.; Jackson, Miss.; Little Rock, Ark.; and Laredo, Texas, as well as the first jet service at Alexandria, La., and Beaumont, Texas. ExpressJet continued its transition to an all-jet fleet with the delivery of four Embraer regional jets and retirement of five ATR-42 turboprops to end the month with an operating fleet of 182 aircraft, including 170 jets.

ExpressJet employs more than 5,300 people and provides Continental Airlines with all of its regional airline capacity at its hub airports in Houston, Cleveland and Newark. Continental Express, operated by ExpressJet Airlines, Inc., offers advance seat assignments and OnePass frequent flyer miles, which can be redeemed anywhere in the world Continental and its alliance carriers fly. ExpressJet Airlines is owned by ExpressJet Holdings, Inc. For more information, visit expressjet.com.

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PRELIMINARY TRAFFIC RESULTS

SEPTEMBER	2002	2001	Change
Revenue Passenger Miles (000)	307,756	194,987	57.8 Percent
Available Seat Miles (000)	508,432	374,953	35.6 Percent
Passenger Load Factor	60.5 Percent	52.0 Percent	8.5 Points

YEAR-TO-DATE	2002	2001	Change
Revenue Passenger Miles (000)	2,874,976	2,540,044	13.2 Percent
Available Seat Miles (000)	4,555,079	4,082,989	11.6 Percent
Passenger Load Factor	63.1 Percent	62.2 Percent	0.9 Points

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